www.linkedin.com/in/priyay
(LinkedIn)

Top Skills

Venture Capital
Business Strategy
Fundraising

Languages

English (Full Professional)
Hindi (Native or Bilingual)
Marathi (Native or Bilingual)
Konkani (Native or Bilingual)

Priya Yadav

Deep-tech Investor, Academic
Greater Boston

Summary

I am a collaborative and experienced senior technology leader,
who is passionate about giving back to the community. I am
always motivated to leverage my extensive leadership experience
and transferable skills in problem solving, product & program
development, leadership development and business operations
to strengthen organizations and people. I have intentionally
and seamlessly transitioned from corporate life to helping tech
entrepreneurs with their ventures and for imparting business skills to
engineers. I have a strong reputation for getting the job done!

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Experience

MassVentures

6 years 2 months

Vice President, Investments
July 2020 - Present (5 years 3 months)
Boston, Massachusetts, United States

MassVentures is a venture capital firm and a quasi-public entity founded in
1978. MassVentures is focused on fueling the Massachusetts innovation
economy by funding early-stage, high-growth Massachusetts deep tech
startups as they move from concept to commercialization. MassVentures offers
both non-dilutive and dilutive funding opportunities. MTTC has merged with
MassVentures.

As a MassVentures Investor, I lead deals through due diligence and
successful closing. Post close, I continue working hand in hand with our
portfolio companies to help guide them through every stage of their startup
journey. That includes providing business and operational strategy as well as
fundraising support. I also manage some of our non-dilutive grant programs.

Director, MTTC
August 2019 - July 2020 (1 year)
Boston, Massachusetts, United States

MTTC enables and celebrates Massachusetts research universities and medical centers to lead the nation in translating basic research to the market, through grants, events and talent matching programs, fueling statewide economic development. MTTC has merged with MassVentures.

Questrom School of Business, Boston University
Lecturer, Strategy and Innovation
January 2020 - Present (5 years 9 months)
Boston, Massachusetts, United States

Teach Business Strategy, Innovation and Entrepreneurship

Wyss Institute for Biologically Inspired Engineering
Visiting Scholar
April 2022 - Present (3 years 6 months)
Boston, Massachusetts, United States

Cyvl.ai
Investor and Board Member/Observer
September 2022 - Present (3 years 1 month)
Greater Boston

Harmony Baby Nutrition
Investor and Board Member
October 2022 - Present (3 years)
Greater Boston

florrent
Investor and Board Member
February 2023 - Present (2 years 8 months)
Amherst, Massachusetts, United States

Emvolon
Investor and Board Observer
July 2023 - Present (2 years 3 months)
Greater Boston

Feon Energy, Inc.
Investor
October 2023 - Present (2 years)
Greater Boston

Infinite Cooling

Investor

December 2024 - Present (10 months)

Greater Boston

Transaera, Inc.

Investor

February 2025 - Present (8 months)

Greater Boston

Seaspire Skincare

Investor

March 2022 - Present (3 years 7 months)

Greater Boston

Entrepreneurship for All (EforAll)

Business Mentor

June 2019 - Present (6 years 4 months)

Roxbury, Massachusetts

Business Mentor at EforAll's Roxbury startup accelerator program supporting EforAll's mission to accelerate economic and social impact through entrepreneurship in mid-sized cities.

Intel Corporation

17 years 11 months

Sr. Director of Engineering, Project Manager, Site Leader

February 2014 - June 2019 (5 years 5 months)

Massachusetts

Site Leader responsible for ~1000 Intel® Massachusetts employees. Defined site strategy, sponsored site employee groups and managed forecasting and securing budget to implement several on-site "Great Place to Work" programs for all employees. Strong Organizational Health and Diversity Focus. Mentor and Coach for leaders and employees for career progression and leadership growth. Led cohort for senior women to provide mentoring and support. As Project Manager, led large cross-Intel® teams of ~300 engineers, responsible for planning, staffing and executing Xeon® and custom silicon projects which generated significant revenue.

Senior Engineering Manager

December 2006 - February 2014 (7 years 3 months)

Massachusetts

Execution Manager who initiated and drove leadership events to bring together leaders and grow business acumen, thought leadership and foster innovation. Spearheaded communication and organizational health initiatives focused on employee development, training, rewards and recognition. Led cross-site teams to deliver designs to manufacturing for post-silicon qualification. Functional team lead and domain lead for concurrent Xeon® and Itanium® projects. Group Conference Chair.

Senior Hardware Engineer
August 2001 - December 2006 (5 years 5 months)
Massachusetts

Individual technical contributor delivering critical functions/tasks across multiple domains for several microprocessor projects.

Compaq
Senior Hardware Design Engineer
January 1998 - August 2001 (3 years 8 months)
Massachusetts

Digital Equipment Corporation (USA)
Hardware Engineer
January 1997 - January 1998 (1 year 1 month)
Massachusetts

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Education

Syracuse University
Master of Science - MS, Computer Engineering

University of Mumbai
Bachelor of Engineering - BE, Electronics Engineering